September 15, 2009

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Mail Stop 3720

Re:	Net Serviços de Comunicação S.A.
Form 20-F for Fiscal Year Ended December 31, 2008
Filed April 23, 2009
File No. 0-28860

Dear Mr. Spirgel:

     This letter sets forth the responses of Net Serviços de Comunicação S.A. (the “Company”) to the comments contained in your letter, dated August 17, 2009, relating to our letter dated August 3, 2009, and the Annual Report on Form 20-F of the Company for the year ended December 31, 2008 (the “Annual Report”) filed with the Securities and Exchange Commission (the “Commission”) on April 23, 2009. The comments of the staff of the Commission (the “Staff”) are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.

Form 20-F for Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis, page 54

Critical Accounting Policies, page 57

1. We have reviewed your response to comment two from our letter dated July 6, 2009 and the information presented to your chief operating decision maker. It appears that Pay TV and Virtual Broadband are each separate segments under SFAS 131. We believe that each of these components constitute an operating segment as discrete financial information is presented to your chief operating decision maker on a monthly basis. We note that this information contains product margins which the chief operating decision maker can use to make decisions about resources and assess performance.

Mr. Larry Spirgel
Division of Corporation Finance	2	September 15, 2009

If you believe the above operating segments can be aggregated under paragraph 17 of SFAS 131, please provide us with your analysis and financial information for all periods presented in your filing. In addition to your analysis of paragraphs 17.a through 17.e, please provide us with an analysis that includes historical and projected revenues, gross margins percentages, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operating and increasing for another).

Each of the above operating segments is also a reporting unit when testing goodwill for impairment. You allocate goodwill to these reporting units and perform your 2008 annual impairment test again. Also provide us with revised disclosures that address comment one in our letter dated July 6, 2009.

     In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that Pay TV and Broadband do not constitute separate operating segments under paragraphs 10 through 15 of SFAS 131. Although the Company’s chief operating decision maker reviews operational data for each service, robust financial data by segment are not provided. The Company’s chief operating decision maker reviews operational data by service in order to evaluate implementation of the Company’s cross-selling strategy and to increase the penetration of triple-play households among the Company’s existing customers. The only financial information available specific to Pay TV and Broadband is revenue and certain direct variable costs (programming and additional bandwidth) that – without including other direct and indirect costs such as salaries, third party services (including field services and call centers), marketing, triple-play advertisement, depreciation, amortization and pole rental – is not sufficient to make operating, financial and strategic decisions. Also, the Company does not allocate its assets by Pay TV, Broadband or Telephone services as the full range of services are delivered through a single cable network.

     The Company’s chief operating decision maker reviews financial information on a consolidated basis in regular meetings to evaluate the Company’s financial performance. Also, decisions regarding financial and strategic planning, budget, growth and operational goals, cash flow management, capital expenditures, capital investment, equipment and employee compensation are all made on a consolidated basis.

Mr. Larry Spirgel
Division of Corporation Finance	3	September 15, 2009

     In addition, according to paragraph 14 of SFAS 131: “Generally, an operating segment has a segment manager…” This is not the case for the Company. There are no segment managers or anyone with that function directly accountable for Pay TV, Broadband or Telephone separately because the Company believes that it would not provide significant information to the chief operating decision maker.

     Finally, it is important to note that a single cable network is used to support all of the Company’s services to its customers’ households. All decisions are made to optimize services that this single cable network provides to households, whether it is Pay TV, Broadband or Telephone.

     As a result, we continue to conclude that we operate under one operating segment. Nevertheless, even if the Pay TV and Broadband services were to be considered as separate operating segments, they could be aggregated under paragraph 17 of SFAS 131. As sufficient discrete financial information is not available, we are unable to determine that such services are economically similar. However, the Company has performed the following analysis in order to determine if the other aggregation criteria have been met:

17 a. The nature of the products and services.

     Currently, our principal services include Pay TV and pay-per-view programming under the “NET” brand name, digital cable under the “NET Digital” brand name, high-definition cable television combined with digital video recorder under the “NET Digital HD MAX” brand name, Broadband Internet service under the “NET Vírtua” brand name and fixed line Telephone service under the “NET Fone Via Embratel” brand name.

     Our services are similar in nature, which is related to entertainment and communication services, and are provided to our customers through the same cable system. Our cable system simultaneously delivers Pay TV, high-speed Internet and Telephone services to our customers. In addition, our technicians install all of our services, call center services are centralized and answer inquiries related to any of our services and we send one invoice to our customers with their monthly subscription fees.

17 b. The nature of the production processes.

     The Company renders communication services to its customers. Through the same network architecture, including significant use of fiber-optic cable, our customers have access to numerous services, including pay-per-view services, Pay TV, land line Telephone service and Internet access. A single cable at a customer’s residence provides one, several or all of the Company’s services. Because the infrastructure supporting such services is inseparable, the Company cannot separately consider operating costs and capital expenditures related to its network by service, but instead manages these expenses on a consolidated basis. As a result, the we believe the production process for our services is the same.

Mr. Larry Spirgel
Division of Corporation Finance	4	September 15, 2009

17 c. The type or class of customers for their products and services.

     The Company has residential and commercial customers. As of July 31, 2009, approximately 96% of our customers were residential. The customer may be provided with one, several or all of the Company’s services. For example, a substantial majority of our Broadband Internet customers also subscribe to our Pay-TV services. In March 2006, the Company started to offer triple play packages, a combination of Pay TV, Broadband Internet and fixed line Telephone services, which have been its primary service offerings directed at the residential market. In building its network, the Company has focused primarily on high and middle income households, which have the largest percentage of disposable income available to purchase its services, particularly value-added services.

17 d. The methods used to distribute their products or provide their services.

     As discussed above, the method used to provide all of the Company’s services is the same. In addition to the inseparable aspect of the Company’s infrastructure, there is also an indivisible aspect to the installation of the Company’s services. Once a customer is connected to the Company’s network, which services he or she receives is merely a matter of what signals are purchased. The customer’s home is connected by cable to a node, which is connected to the Company’s network, irrespective of which services he or she purchases. As discussed above, our technicians install all of our services and our call centers service all of our services. In addition, the Company has a centralized sales and marketing team responsible for overseeing sales and marketing of all of our services.

17 e. If applicable, the nature of regulatory environment, for example, banking, insurance or public utilities.

     The Company is regulated by a single agency, Anatel, and all of its services are subject to the same regulatory environment.

     Law No. 8,977, Decree No. 2,206 and Anatel Resolution No. 190, issued in November 1999, authorize cable television operators such as the Company to:

Mr. Larry Spirgel
Division of Corporation Finance	5	September 15, 2009

  furnish video and audio signals on their cable networks; and

  utilize their networks to provide value-added services, including high-speed access to Internet service providers that enable the transmission of meteorological, banking, financial, cultural, price and other data.

     Based on the above analysis, it is the Company’s conclusion that the aggregation criteria of paragraph 17 of Statement 131 are met.

     The Company also concludes that this single operating segment is the lowest level that constitutes a business, so it is the only reporting unit that is used to perform goodwill impairment testing, as commented in our letter dated July 31, 2009 and in note 6 to the Company’s audited consolidated financial statements included in the Annual Report.

2. We note your response to comment one from our letter dated July 6, 2009 in which you provide a discussion of your historical cash flow growth rates from 2006-2008 of 52.4% . Since this growth rate includes a major acquisition, please disclose the impact of the acquisition on your growth rates and how you consider this in determining the growth rate used in your cash flow projections.

     The Company supplementally advises the Staff that the compound annual growth rate, or CAGR, for the Company’s net cash provided by operating activities after net cash used in (provided by) financing activities and net cash used in investing activities, or free cash flow, during the period from 2006 to 2008, excluding the acquisition of Vivax Ltda., or Vivax, was 50.0% . Although Vivax was a significant acquisition, during the period 2006 to 2008 Vivax’s free cash flow did not contribute significantly to the Company’s consolidated free cash flow as Vivax incurred significant expenses to bring its customer service levels in line with the Company’s standards. With respect to our cash flow projections, the projected annual growth rate of free cash flow of 29% per year is below Company’s historic growth rates and excludes the potential positive impact of future acquisitions. The Company uses conservative assumptions in its long-term business plan, assuming a lower growth of its customers base (CAGR for connected households of 6%) compared with recent customer growth (from 2006 to 2008, CAGR of connected households was 22%), as we have substantially increased penetration over our existing infrastructure, thereby reducing the likelihood that growth will continue at similar rates in the future.

Mr. Larry Spirgel
Division of Corporation Finance	6	September 15, 2009

* * * *

     The Company is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mr. Larry Spirgel
Division of Corporation Finance	7	September 15, 2009

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     If you have any questions regarding this letter, please do not hesitate to call the undersigned at +(55) (11) 2111-2811.

Sincerely,

/s/ Marcio Minoru Miyakava
Marcio Minoru Miyakava
Investor Relations Officer

cc:	José Antonio Guaraldi Felix, Chief Executive Officer
João Adalberto Elek Junior, Chief Financial Officer
André Muller Borges, Chief Legal Officer